

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 8, 2011

John G. Finneran, Jr.
Executive Vice President, General Counsel
and Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re: Capital One Auto Receivables, LLC
> Amendment No. 2 to Registration Statement on Form S-3
> Filed February 22, 2011
> File No. 333-166977**

Dear Mr. Finneran:

We have received your response to our comment letter dated January 12, 2011 and have the following additional comments.

Prospectus Supplement

Issuing Entity Property, page S-7

1. We note your response to our prior comment three. Please revise to clarify that you will provide information in your prospectus supplement regarding exception loans to the extent the number of credit-related exceptions materially exceeds the 3% threshold. Alternatively, please revise your disclosure to provide a discussion of how you will determine the percentage threshold for deciding when the number of credit-related exceptions materially exceeds such threshold given your disclosure that this percentage changes based on the origination channel and has a range of five percentage points.

Prospectus

The Notes, page 20

2. We note your response to our prior comment five. Please revise this section and The Certificates section on page 22 to define the term "CDOR."

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Amy Campbell, Esq. *via facsimile* (703) 720-2221